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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

      Date of Report (Date of earliest event reported): September 30, 2001

                         SILVERLINE TECHNOLOGIES LIMITED
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                                Republic of India
                 (Jurisdiction of incorporation or organization)

                                Unit 121, SDF IV
                              SEEPZ, Andheri (East)
                             Mumbai (Bombay) 400096
                                      India
                                (91) 22-829-1950
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F X Form 40 F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ______  No   X


If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: November 27, 2001                SILVERLINE TECHNOLOGIES LIMITED


                                       By: /s/ Ravi Subramanian
                                       ----------------------------------------
                                       Name:  Ravi Subramanian
                                       Title: Chairman

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                                  EXHIBIT INDEX

Exhibit                       Description of Exhibit
-------                       ----------------------

1.                            Press Release of the Company with unaudited Consolidated Financial Results for Silverline Technologies Limited and its subsidiaries prepared under U.S.
                              GAAP in U.S. Dollars for the quarter ended September 30, 2001

2.                            Unaudited Unconsolidated Financial Results (Provisional) for Silverline
                              Technologies Limited for the quarter ended September 30, 2001 in Indian Rupees

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